EXHIBIT 77D
for IDS Growth Fund, Inc.
series IDS Growth Fund

At Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

o The Fund will not pledge or mortgage its assets beyond 15% of total assets.

o The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

o        The Fund will not invest more than 5% of its net assets in warrants.

o The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.